FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month December, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation regarding sell of 10% equity shares by VSNL in its Sri Lanka subsidiary.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
December 26, 2007	Title:	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Dy. Company Secretary

HQ/CS/CL.24B/12817

26 December 2007

Sir,

Sub: VSNL sells 10% equity in its Sri Lanka subsidiary

This is to intimate you that VSNL has sold 1, 517, 936 shares representing 10% of the paid up capital in its wholly-owned subsidiary VSNL Lanka Limited. The shares have been acquired by Sunshine Holdings PLC, a Sri Lankan conglomerate for about Sri Lankan Rupees 75 million. Sunshine Holdings PLC has the option to acquire an additional 5 % of VSNL Lanka’s share capital in the next 12 months at fair market value.

The Press Release in this regard is attached.

Yours faithfully,
For Videsh Sanchar Nigam Limited

Rishabh Aditya
Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

PRESS RELEASE

Media Contacts:

S Ravindran VSNL + 91 22-9223306610 Ravindran.s@vsnl.co.in	Sanjay Chaudhari VCCPL + 91-11-9212743191 Sanjayc@vccpl.com	Kristen Massaro STC Associates +1 212 725 1900 x229 kristen@stcassociates.com

Headline: VSNL sells 10% equity in its Sri Lanka subsidiary

VSNL, the leading international communications solutions company, has announced that it has sold 1, 517, 936 shares representing 10% of the paid up capital in its wholly-owned subsidiary VSNL Lanka Limited. The shares have been acquired by Sunshine Holdings PLC, a Sri Lankan conglomerate for about Sri Lankan Rupees 75 million.

Sunshine Holdings PLC has interests in pharmaceuticals, travel & tourism, tea & rubber cultivation and managing portfolio investments. Sunshine Holdings PLC has actively supported VSNL Lanka in its growth plans over the last few years; Mr Vish Govindasamy MD of the Sunshine Group has been a director on the board of VSNL Lanka since its inception. Sunshine Holdings PLC has the option to acquire an additional 5 % of VSNL Lanka’s share capital in the next 12 months at fair market value.

“This partnership with Sunshine Holdings PLC will enable VSNL Lanka to capitalize on our partner’s intimate knowledge of and experience in the Sri Lankan market. This is also part of our attempt to unlock value for our shareholders in an appropriate manner,” said Mr. Rajiv Dhar, CFO of VSNL.

“We have been working closely with VSNL in Lanka and this investment reiterates our commitment to this partnership. We firmly believe that VSNL Lanka will be able to achieve a strong position in the Sri Lanka telecom market.” said Mr Vish Govindasamy.

VSNL Lanka has been offering international voice and data services in Sri Lanka through an External Gateway Operator’s licence since February 2004. VSNL Lanka would continue to play a leading role in the fast growing Sri Lankan market for international voice and data services. VSNL Lanka had recorded cash profits in the first six months of its operations and net profits in the first year itself.

About VSNL:

Videsh Sanchar Nigam Limited, along with its global subsidiaries (VSNL) is a leading global communications solutions company offering next-generation voice, data and value-added services to enterprises, carriers and retail consumers. A member of the $ 29 billion Tata Group, VSNL was voted the Best Wholesale Service Provider at the World Communications Awards, 2006. VSNL is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. VSNL’s customer base includes 1,500 carriers, 450 mobile operators, 10,000 enterprises, about 500,000 broadband and Internet subscribers and 450 Wi-Fi public hotspots.

Rated amongst the Top 100 Emerging Global Challengers by the Boston Consulting Group, VSNL has offices in over 35 countries including the United States of America, Canada, the United Kingdom, South Africa, Singapore, Hong Kong, Sri Lanka and India. VSNL’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services.

Videsh Sanchar Nigam Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: VSL).

www.vsnl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

Regards Ravindran Subramanian DGM-Corporate Communications Corporate Strategy & Communications
Dir	66105781
Mobile	9223306610
Email	ravindran.s@vsnl.co.in
Web	http://www.vsnl.in